PROSPECTUS Dated March 26, 1998                    Pricing Supplement No. 12 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-46935
Dated March 26, 1998                                         Dated May 13, 1998
                                                                 Rule 424(b)(3)

                                  $105,025,968

                        Morgan Stanley Dean Witter & Co.

           SONY CORPORATION 3% CURRENCY PROTECTED SECURITIES ("CPS(SM)")
                                DUE MAY 17, 2000

                           MEDIUM-TERM NOTES, SERIES C

     The 3% Currency Protected Securities Due May 17, 2000 (the "Sony CPS") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Dean Witter & Co. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Exchangeable Notes." The Sony CPS permit the investor to participate in the price fluctuations of the common stock, Yen 50 par value per share (the "Sony Stock"), of Sony Corporation, a company incorporated under the laws of Japan ("Sony"), without being affected by future changes in the Japanese Yen/U.S. Dollar exchange rate. See "Hypothetical Movements in the Japanese Yen/U.S. Dollar Exchange Rate" in this Pricing Supplement. The Sony Stock is quoted in Japanese Yen on the Tokyo Stock Exchange. As of May 13, 1998, the Market Price of Sony Stock was 11,180 Japanese Yen.

     The principal amount of each Sony CPS being offered hereby will be $1,670.34 (the "Issue Price"), which equals the quotient of (a) the Initial Stock Price of 20 shares (the "Initial Share Control Amount") of Sony Stock divided by (b) an exchange rate of 133.865 Japanese Yen per U.S. Dollar. The Sony CPS will mature on May 17, 2000. Interest on the Sony CPS, at the rate of 3% of the principal amount per annum, is payable semiannually in arrears on each May 17 and November 17, beginning November 17, 1998. Interest on the Sony CPS will accrue at a higher rate than the rate at which dividends have been paid to date on the Sony Stock.

     At maturity (including as a result of acceleration or otherwise), the Company will, with respect to the principal amount of each Sony CPS, deliver either (i) an amount in U.S. Dollars equal to the product of the principal amount thereof and the Stock Percentage Change (the "Cash Amount") or (ii) if the holder so elects, the Equivalent Share Amount (see "Right to Receive the Equivalent Share Amount" in this Pricing Supplement). The Stock Percentage Change is a fraction, the numerator of which will be the Final Stock Price and the denominator of which will be the Initial Stock Price. The Initial Stock Price will equal the Market Price of Sony Stock on the Pricing Date. The Final Stock Price will equal the Market Price of Sony Stock on the Determination Date, which will be May 9, 2000, subject to certain market disruption events. See "Exchange at Maturity" and "Antidilution Adjustments" in this Pricing Supplement.

     Sony is not affiliated with the Company, is not involved in this offering of Sony CPS and will have no obligations with respect to the Sony CPS. See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for Sony Stock on the Tokyo Stock Exchange.

     The Company will cause the Market Price and any antidilution adjustments to be determined by the Calculation Agent for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

     As a result of the formula for determining the amount payable at the maturity of the Sony CPS, a holder may receive more or less than the Issue Price per Sony CPS at maturity. In addition, an investment in the Sony CPS entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 and PS-7 herein.

     The Sony CPS have been approved for listing on the American Stock Exchange, Inc. ("AMEX"), subject to official notice of issuance. The AMEX symbol for the Sony CPS is "SPS." It is not possible to predict whether the Sony CPS will trade in the secondary market or if such market will be liquid or illiquid.

                             -----------------------

                PRICE $1,670.34 PER SONY CPS AND ACCRUED INTEREST

                             -----------------------




                                                   Agent's      Proceeds to
                           Price to Public(1)  Commissions(2)   Company(1)
                           ------------------  --------------   ----------

Per Sony CPS............   $   1,670.34        $   1.67        $   1,668.67
Total...................   $105,025,968        $105,004        $104,920,964
-------------------

(1)  Plus accrued interest, if any, from May 18, 1998.

(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                           MORGAN STANLEY DEAN WITTER















CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SONY CPS OR THE SONY STOCK. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SONY CPS OR THE SONY STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "USE OF PROCEEDS AND HEDGING" IN THIS PRICING SUPPLEMENT AND "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount...................   $105,025,968.18

Maturity Date......................   May 17, 2000

Interest Rate......................   3% per annum.

Interest Payment Dates.............   May 17 and November 17,
                                      beginning November 17, 1998

Specified Currency.................   U.S. Dollars

Issue Price........................   $1,670.34 per Sony CPS, which equals the
                                      quotient of (a) the Initial Stock Price
                                      times the Initial Share Control Amount
                                      divided by (b) the Initial FX Rate.

Original Issue Date
  (Settlement Date)................   May 18, 1998

Pricing Date.......................   May 13, 1998

CUSIP..............................   617 446 349

Book Entry Note or
  Certificated Note................   Book Entry

Senior Note or Subordinated Note...   Senior

Denominations......................   $1,670.34 and integral multiples thereof

Trustee............................   The Chase Manhattan Bank

Agent..............................   Morgan Stanley & Co. Incorporated

Amount Payable at Maturity.........   At maturity (including as a result of
                                      acceleration or otherwise), the Company
                                      will, with respect to the principal amount of each Sony CPS, upon delivery of such Sony CPS to the Trustee, deliver either
                                      (i) an amount in U.S. Dollars equal to the product of the principal amount thereof and the Stock Percentage Change (the "Cash
                                      Amount") or (ii) if the holder so elects, the Equivalent Share Amount. See "Right to
                                      Receive Equivalent Share Amount."

                                      The Company shall, or shall cause the
                                      Calculation Agent to, deliver U.S. Dollars
                                      (or Sony ADRs, if any holder of the Sony
                                      CPS exercises the Right to Receive the
                                      Equivalent Share Amount) to the Trustee
                                      for delivery to the holders. References to payment "per Sony CPS" refer to each $1,670.34 principal amount of any Sony CPS.

Stock Percentage Change............   The Stock Percentage Change is a fraction,
                                      the numerator of which will be the Final
                                      Stock Price and the denominator of which will be the Initial Stock Price.

Initial Stock Price................   Yen 11,180, the Market Price of one share
                                      of Sony Stock on the Pricing Date, as
                                      determined by the Calculation Agent.

Final Stock Price..................   The product of the Market Price of one
                                      share of Sony Stock and the Share Ratio, each as determined on the Determination
                                      Date by the Calculation Agent.

Initial Share Control Amount.......   20

Initial FX Rate....................   133.865 Japanese Yen per U.S. $1.00, the
                                      Japanese Yen/U.S. dollar exchange rate as of the Pricing Date.

Share Ratio........................   The Share Ratio will initially be set at
                                      1.0, but will be subject to adjustment
                                      upon the occurrence of certain corporate events through and including the
                                      Determination Date. See "Antidilution
                                      Adjustments" below.

Right to Receive the
Equivalent Share Amount............   On or prior to the fifteenth Business Day
                                      prior to the Maturity Date, holders of
                                      Sony CPS will be entitled, upon completion by the holder and delivery to the Company and the Calculation Agent of an Official
                                      Notice of Exercise of Right to Receive
                                      Equivalent Share Amount (in the form of
                                      Annex A attached hereto) prior to 11:00
                                      a.m., New York City time on such date, to elect to receive the Equivalent Share
                                      Amount at maturity, in lieu of the Cash
                                      Amount, unless it is not reasonably
                                      practicable at such time for the
                                      Calculation Agent, in the opinion of the Calculation Agent, to obtain such
                                      Equivalent Share Amount, in which case the Cash Amount will be paid.

Equivalent Share Amount............   The Equivalent Share Amount for any Sony
                                      CPS means an amount of American Depositary
                                      Shares, as determined by the Calculation
                                      Agent, representing Sony Stock ("Sony
                                      ADRs") equivalent to the Cash Amount
                                      otherwise payable on such Sony CPS
                                      determined as follows. The Equivalent
                                      Share Amount will be a number of Sony ADRs resulting from the conversion into Sony
                                      ADRs (at the then current ratio of Sony
                                      Stock to Sony ADRs) of a number of shares of Sony Stock having an aggregate Market
                                      Price on the Determination Date equal to the Cash Amount multiplied by the Final FX
                                      Rate; provided that the Cash Amount shall be reduced by the cost of converting such Sony Stock into Sony ADRs assessed by
                                      Morgan Guaranty Trust Company of New York, as Depositary for such Sony ADRs (together with any successor depositary, the "Sony
                                      ADR Depositary") (estimated to be $0.05
                                      per share of Sony Stock, or $1.00 per Sony
                                      CPS, subject to any adjustment of the
                                      Share Ratio) and by any tax or other
                                      governmental charge levied in connection with such conversion; and provided further that the Company will pay cash in lieu of delivering fractional Sony ADRs, in an amount as determined by the Calculation
                                      Agent. The Equivalent Share Amount will be delivered to the investor on the later of
                                      (i) the Maturity Date and (ii) the first
                                      Business Day when Sony ADRs are available with respect to shares of Sony Stock submitted to the Sony ADR Depositary for conversion into Sony ADRs on the Business
                                      Day immediately succeeding the
                                      Determination Date. In the event of
                                      certain Market Disruption Events, the
                                      delivery of such Sony ADRs may be delayed until after the Maturity Date.

Final FX Rate......................   The Japanese Yen/U.S. dollar exchange rate
                                      as of 1:00 p.m. (Tokyo time) on the
                                      Determination Date as determined by
                                      reference to Reuters Screen TKYFX, as
                                      determined by the Calculation Agent on the Determination Date.

Determination Date.................   May 9, 2000, or if such day is not a
                                      Trading Day or if there is a Market
                                      Disruption Event on such day, the
                                      Determination Date will be the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that the Determination
                                      Date will be no later than the second
                                      scheduled Trading Day preceding the
                                      Maturity Date, notwithstanding the
                                      occurrence of a Market Disruption Event on such second scheduled Trading Day.

Market Price.......................   The Market Price for any security for any
                                      date means the official closing price
                                      (afternoon session, as applicable) of such security as reported by the principal exchange on which such security is traded on such date. If the official closing price is not available for any reason
                                      (including, without limitation, the
                                      occurrence of a Market Disruption Event), the Market Price for such security for any date shall be the mean, as determined by the Calculation Agent, of the bid prices for such security obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent after 3:00 p.m. (local time in such principal market) on such date.

Trading Day........................   A day on which trading is generally
                                      conducted on the Tokyo Stock Exchange
                                      ("TSE"), and in the over-the-counter
                                      market for equity securities in the United
                                      States and Japan, as determined by the
                                      Calculation Agent.

Business Day.......................   Any day other than a Saturday or Sunday,
                                      that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New
                                      York or in Tokyo.

Calculation Agent..................   Morgan Stanley & Co. Incorporated ("MS &
                                      Co.")

                                      For potential conflicts of interest that may exist between the Calculation Agent and the holders of the Sony CPS, see "Risk Factors" below. MS & Co. is obligated to carry out its duties as Calculation Agent in good faith using its reasonable judgment.

                                      All percentages resulting from any
                                      calculation on the Sony CPS will be
                                      rounded to the nearest one
                                      hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655%
                                      (or .0987655)), and all dollar amounts
                                      used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Risk Factors.......................   An investment in the Sony CPS entails
                                      significant risks not associated with
                                      similar investments in a conventional debt security, including the following:

                                      The Sony CPS combine features of equity
                                      and debt instruments. For example, holders of Sony CPS, unlike holders of Sony Stock, will not be entitled to receive dividends, if any, that may be payable on Sony Stock. In addition, the terms of the Sony CPS differ from those of ordinary debt securities in that the amount due at maturity is not fixed, but is based on the price of the Sony Stock at maturity. Because the price of the Sony Stock is subject to market fluctuations, the amount of cash or the value of the ADRs received by a holder of Sony CPS at maturity, determined as described herein, may be more or less than the principal amount of the Sony CPS. If the Final Stock Price is less than the Initial Stock Price, the amount of cash or the value of the ADRs receivable upon exchange will be less than the principal amount of the Sony CPS, in which case an investment in the Sony CPS may result in a loss.

                                      Although the amount that holders of the
                                      Sony CPS are entitled to receive at
                                      maturity is subject to adjustment for
                                      certain corporate events, such adjustments do not cover all events that could affect the Market Price of the Sony Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the Sony Stock by Sony or any third party. Such other events may adversely affect the market value of the Sony CPS or any ADRs allocated on the Determination Date (but not received by the holder until maturity) pursuant to such holder's election to receive the Equivalent Share Amount.

                                      There can be no assurance as to whether
                                      the Sony CPS will trade in the secondary market or, if there is such a secondary market, whether such market will be liquid or illiquid. Securities with characteristics similar to the Sony CPS are novel securities, and there is currently no secondary market for the Sony CPS.

                                      The market value for the Sony CPS will be affected by a number of factors in addition to the creditworthiness of the Company and the value of Sony Stock, including, but not limited to the dividend rate on Sony Stock, market interest and yield rates and the time remaining to the maturity of the Sony CPS. In addition, the value of Sony Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which Sony is a part and over which the Company has no control. The market value of the Sony CPS is expected to depend primarily on changes in the Market Price of Sony Stock. The price at which a holder will be able to sell Sony CPS prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, such Market Price is below, equal to or not sufficiently above the Initial Stock Price. The historical Market Prices of Sony Stock should not be taken as an indication of Sony Stock's future performance during the term of any Sony CPS.

                                      The Company is not affiliated with Sony
                                      and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Sony, corporate events of Sony, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                      Sony is not involved in the offering of
                                      the Sony CPS and has no obligations with respect to the Sony CPS, including any obligation to take the interests of the Company or of holders of Sony CPS into consideration for any reason. Sony will not receive any of the proceeds of the offering of the Sony CPS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Sony CPS offered hereby.

                                      Holders of the Sony CPS will not be
                                      entitled to any rights with respect to the Sony Stock (including, without limitation, the right to receive dividends or other distributions, voting rights and the right to tender or exchange Sony Stock in any partial tender or exchange offer by Sony or any third party).

                                      Because the Calculation Agent is an
                                      affiliate of the Company, potential
                                      conflicts of interest may exist between
                                      the Calculation Agent and the holders of the Sony CPS, including with respect to certain adjustments to the Share Ratio and other antidilution adjustments that may influence the determination of the amount of cash receivable at the maturity of the Sony CPS. See "Antidilution Adjustments" and "Market Disruption Event."

                                      It is suggested that prospective investors who consider purchasing the Sony CPS should reach an investment decision only after carefully considering the suitability of the Sony CPS in light of their particular circumstances.

                                      Investors should also consider the tax
                                      consequences of investing in the Sony CPS, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

Antidilution Adjustments...........   The Share Ratio (and, in the case of
                                      paragraph 5 below, the determination of
                                      the Cash Amount) will be adjusted as
                                      follows:

                                           1. If Sony Stock is subject to a
                                      stock split or reverse stock split, then once such split has become effective, the Share Ratio will be adjusted to equal the product of the prior Share Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Sony Stock.

                                           2. If Sony Stock is subject (i) to a
                                      stock dividend (issuance of additional
                                      shares of Sony Stock) that is given
                                      ratably to all holders of shares of Sony
                                      Stock or (ii) to a distribution of Sony
                                      Stock as a result of the triggering of any provision of the corporate charter of Sony by any shareholder that is not a holder of the Sony CPS, then once the dividend has become effective and Sony Stock is trading ex-dividend, the Share Ratio will be adjusted so that the new Share Ratio shall equal the prior Share Ratio plus the product of (i) the number of shares issued with respect to one share of Sony Stock and (ii) the prior Share Ratio.

                                           3. There will be no adjustments to
                                      the Share Ratio to reflect cash dividends or other distributions paid with respect to Sony Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Sony Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Sony Stock by an amount equal to at least 10% of the Market Price of Sony Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Sony Stock, the Share Ratio with respect to Sony Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Share Ratio will equal the product of (i) the then current Share Ratio and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Sony Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Sony Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Sony Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Share Ratio pursuant only to clause (v) of paragraph 5.

                                           4. If Sony issues rights or warrants
                                      to all holders of Sony Stock to subscribe for or purchase Sony Stock at an exercise price per share less than the Market Price of the Sony Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Sony CPS, then the Share Ratio will be adjusted to equal the product of the prior Share Ratio and a fraction, the numerator of which shall be the number of shares of Sony Stock outstanding immediately prior to such issuance plus the number of additional shares of Sony Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Sony Stock outstanding immediately prior to such issuance plus the number of additional shares of Sony Stock which the aggregate offering price of the total number of shares of Sony Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                           5. If (i) there occurs any
                                      reclassification or change of Sony Stock,
                                      (ii) Sony, or any surviving entity or
                                      subsequent surviving entity of Sony (a
                                      "Sony Successor") has been subject to a
                                      merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Sony or any Sony Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Sony is liquidated, (v) Sony issues to all of its shareholders equity securities of an issuer other than Sony (other than in a transaction described in clauses (ii),
                                      (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of Sony Stock (any such event in clauses
                                      (i) through (vi) a "Reorganization
                                      Event"), the method of determining the
                                      amount payable at maturity for each Sony
                                      CPS will be adjusted to provide that each holder of Sony CPS will receive at maturity, in respect of the principal amount of each Sony CPS and in lieu of the Cash Amount, U.S. Dollars in an amount equal to the Transaction Value (as defined below); provided that, if the Exchange Property (as defined below) received in any such Reorganization Event consists only of cash, the maturity date of the Sony CPS will be deemed to be accelerated to the date on which such cash is distributed to holders of Sony Stock. "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Sony Stock with respect to which the spun-off security was issued. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Sony Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value (as determined by the Calculation Agent) of such Exchange Property received for each share of Sony Stock at the date of the receipt of such Exchange Property multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price per share of such security on the Determination Date multiplied by the quantity of such security received for each share of Sony Stock multiplied by the product of the Initial Share Control Amount and the then current Share Ratio divided by the Initial FX Rate.

                                          6. In the event of a general
                                      revaluation of the Japanese Yen pursuant to any governmental action by Japan, the Share Ratio will be adjusted by the Calculation Agent so that the new Share Ratio will reflect the effect of such revaluation on the Japanese Yen /U.S. dollar exchange rate. For example, if Japan were to revalue the Yen by the issuance of a new currency (the "New Currency") whose value per currency unit against the U.S. dollar was equivalent to a multiple or fraction of the then prevailing Japanese Yen/U.S. dollar rate (and the price of Sony Stock was to be quoted in such New Currency), the Market Price will be determined by reference to the market price of Sony Stock as quoted in such New Currency and the Share Ratio will be adjusted by such multiple or fraction so that the US dollar value of the Sony CPS would remain constant i.e. the Cash Amount, if determined immediately after such revaluation would be the same as the Cash Amount as determined immediately prior to such revaluation.

                                      For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                      No adjustments to the Share Ratio will be required unless such Share Ratio adjustment would require a change of at least 0.1% in the Share Ratio then in effect. The Share Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                      No adjustments to the Share Ratio or to
                                      the amount payable at maturity of the Sony
                                      CPS will be required other than those
                                      specified above. However, the Company may, at its sole discretion, cause the Calculation Agent to make additional adjustments to the Share Ratio to reflect changes occurring in relation to the Sony Stock or any other Exchange Property in other circumstances where the Company determines that it is appropriate, but only to reflect such changes, and not with the aim of spreading investment risk. The required adjustments specified above do not cover all events that could affect the Market Price of the Sony Stock, including, without limitation, a partial tender or exchange offer for the Sony Stock.

                                      The Calculation Agent shall be solely
                                      responsible for the determination and
                                      calculation of any adjustments to the
                                      Share Ratio and of any related
                                      determinations and calculations with
                                      respect to any distributions of stock,
                                      other securities or other property or
                                      assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                      The Calculation Agent will provide
                                      information as to any adjustments to the Share Ratio upon written request by any holder of the Sony CPS.

Market Disruption Event............   "Market Disruption Event" means:

                                          (i) a suspension, absence (including
                                          the absence of an official closing
                                          price) or material limitation of
                                          trading of Sony Stock on the Tokyo
                                          Stock Exchange for more than two hours
                                          of trading or during the one-half hour
                                          period preceding or at the close of
                                          trading in such market; or the
                                          suspension or material limitation on
                                          the primary market for trading in
                                          options contracts related to Sony
                                          Stock, if available, during the
                                          one-half hour period preceding or at
                                          the close of trading in the applicable
                                          market, in each case as determined by
                                          the Calculation Agent in its sole
                                          discretion; and

                                          (ii) a determination by the
                                          Calculation Agent in its sole
                                          discretion that the event described in
                                          clause (i) above materially interfered
                                          with the ability of the Company or any
                                          of its affiliates to unwind all or a
                                          material portion of the hedge with
                                          respect to the Sony CPS or to purchase
                                          Sony Stock for the purpose of
                                          delivering the Equivalent Share
                                          Amount.

                                      For purposes of determining whether a
                                      Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,
                                      (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to any rule or regulation enacted or promulgated by the Tokyo Stock Exchange (or other regulatory organization in Japan with jurisdiction over the Tokyo Stock Exchange) on trading during significant market fluctuations will constitute a suspension or material limitation of trading in Sony Stock, (4) a suspension of trading in an options contract on Sony Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Sony Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Sony Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Alternative Determination Date
in case of an Event of Default.....   In case an Event of Default with respect
                                      to any Sony CPS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Sony
                                      CPS will be determined by the Calculation
                                      Agent and will be equal to the Cash Amount determined as though the Determination
                                      Date were the date of acceleration plus
                                      any accrued but unpaid interest to but not including the date of acceleration.

Sony Stock; Public Information.....   Sony is engaged in the design,
                                      development, manufacture and distribution of electronic and entertainment products.
                                      American Depositary Shares representing
                                      Sony Stock are registered under the
                                      Exchange Act of 1934, as amended (the
                                      "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission
                                      (the "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the
                                      Commission at Room 1024, 450 Fifth Street,
                                      N.W., Washington, D.C. 20549 or at its
                                      Regional Office located at Suite 1400,
                                      Citicorp Center, 500 West Madison Street,
                                      Chicago, Illinois 60661 and at Seven World
                                      Trade Center, 13th Floor, New York, New
                                      York 10048, and copies of such material
                                      can be obtained from the Public Reference
                                      Section of the Commission, 450 Fifth
                                      Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be assessed through a Website maintained by the Commission. The address of the Commission's Website is http:/www.sec.gov. Information provided to or filed with the Commission by Sony pursuant to the Exchange Act can be located by reference to Commission file number 1-6439. In addition, information regarding Sony may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The
                                      Company makes no representation or
                                      warranty as to the accuracy or
                                      completeness of such reports.

                                      THIS PRICING SUPPLEMENT RELATES ONLY TO
                                      THE SONY CPS OFFERED HEREBY AND DOES NOT
                                      RELATE TO SONY STOCK OR OTHER SECURITIES
                                      OF SONY. ALL DISCLOSURES CONTAINED IN THIS
                                      PRICING SUPPLEMENT REGARDING SONY ARE
                                      DERIVED FROM THE PUBLICLY AVAILABLE
                                      DOCUMENTS DESCRIBED IN THE PRECEDING
                                      PARAGRAPH. NEITHER THE COMPANY NOR THE
                                      AGENT HAS PARTICIPATED IN THE PREPARATION
                                      OF SUCH DOCUMENTS OR MADE ANY DUE
                                      DILIGENCE INQUIRY WITH RESPECT TO SONY.
                                      NEITHER THE COMPANY NOR THE AGENT MAKES
                                      ANY REPRESENTATION THAT SUCH PUBLICLY
                                      AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY
                                      AVAILABLE INFORMATION REGARDING SONY ARE
                                      ACCURATE OR COMPLETE. FURTHERMORE, THERE
                                      CAN BE NO ASSURANCE THAT ALL EVENTS
                                      OCCURRING PRIOR TO THE DATE HEREOF
                                      (INCLUDING EVENTS THAT WOULD AFFECT THE
                                      ACCURACY OR COMPLETENESS OF THE PUBLICLY
                                      AVAILABLE DOCUMENTS DESCRIBED IN THE
                                      PRECEDING PARAGRAPH) THAT WOULD AFFECT THE
                                      TRADING PRICE OF SONY STOCK (AND THEREFORE
                                      THE INITIAL STOCK PRICE) HAVE BEEN
                                      PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE
                                      OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR
                                      FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS
                                      CONCERNING SONY COULD AFFECT THE VALUE
                                      RECEIVED AT MATURITY WITH RESPECT TO THE
                                      SONY CPS AND THEREFORE THE TRADING PRICES
                                      OF THE SONY CPS. NEITHER THE COMPANY NOR
                                      ANY OF ITS AFFILIATES MAKE ANY
                                      REPRESENTATION TO ANY PURCHASER OF SONY
                                      CPS AS TO THE PERFORMANCE OF SONY STOCK.

                                      The Company or its affiliates may
                                      presently or from time to time engage in business with Sony including extending loans to, or making equity investments in, Sony or providing advisory services to Sony, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Sony and, in addition, one or more affiliates of the Company may publish research reports with respect to Sony. The statement in the preceding sentence is not intended to affect the right of holders of the Sony CPS under the securities laws. Any prospective purchaser of a Sony CPS should undertake an independent investigation of Sony as in its judgment is appropriate to make an informed decision with respect to an investment in Sony Stock.

Historical Information.............   The following table sets forth the high
                                      and low Market Price during 1995, 1996,
                                      1997, and during 1998 through May 13,
                                      1998. The Market Price on May 13, 1998
                                      was Yen 11,180. The Market Prices and
                                      Dividends Per Share listed below were
                                      obtained from Bloomberg Financial Markets and the Company believes such information to be accurate. The historical prices of Sony Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Sony Stock will not decrease so that the beneficial owners of the Sony CPS will receive at maturity cash in an amount that is less than the principal amount of the Sony CPS. Nor can assurance be given that the price of Sony Stock will increase above the Initial Stock Price so that at maturity the beneficial owners of the Sony
                                      CPS will receive cash in an amount in
                                      excess of the principal amount of the Sony
                                      CPS.

                                                           Dividends Per
      Sony                          High         Low          Share1
      ----                          ----         ---          ------
(SEDOL #6821506)
1995

   First Quarter..........      Yen 5680     Yen 4030         Yen 25
   Second Quarter.........          4300         3800              0
   Third Quarter..........          5420         4100             25
   Fourth Quarter.........          6190         4600              0
1996

   First Quarter..........          6850         6080             25
   Second Quarter.........          7250         6380              0
   Third Quarter..........          7230         6700             25
   Fourth Quarter.........          7680         6760              0
1997

   First Quarter..........          9080         7320             30
   Second Quarter.........         10100         8660              0
   Third Quarter..........         12200         9640             25
   Fourth Quarter.........         12200         9450              0
1998

   First Quarter..........         12400        10500             35
   Second Quarter
      (through May 13,
      1998)...............         11600        10550              0
----------
1 The Company makes no representation as to the amount of dividends, if any, that Sony will pay in the future. In any event, holders of the Sony CPS will not be entitled to receive dividends, if any, that may be payable on Sony Stock.

Hypothetical Movements
  in the Japanese
  Yen/U.S. Dollar Exchange Rate....   By linking the amount payable at maturity
                                      to the Stock Percentage Change rather
                                      than the U.S.  Dollar value of Sony
                                      Stock at maturity, the Sony CPS
                                      permit the investor to participate in
                                      price fluctuations of the Sony Stock
                                      without being affected by future
                                      changes in the Japanese Yen/U.S.
                                      Dollar exchange rate.  Based on an
                                      initial Japanese Yen/ U.S.  Dollar
                                      exchange rate of Yen 130/1 U.S. $ and
                                      a Market Price of Sony Stock
                                      of Yen 11,000 (or U.S. $84.62 at such
                                      initial exchange rate) and assuming,
                                      solely for the purpose of
                                      illustrating the lack of effect of
                                      changes in such exchange rate, a
                                      hypothetical 20% increase in the
                                      Market Price of Sony Stock
                                      to Yen 13,320, the following table
                                      illustrates, for a range of Final FX
                                      Rates, the variations in the U.S.
                                      Dollar value of Sony Stock at
                                      maturity (excluding dividends) and
                                      compares such values to the total
                                      payment on the Sony CPS.

                                                                                                                Final CPS
                                                                                                            Internal Rate of
                                                    Sony Change   Final Sony   Sony Change   Final CPS      Return (including
                                     Final FX Rate   on TSE (%)   Price (in $)   in $ (%)     Value ($)       3% Coupon)
                                     -------------   ----------   ------------   --------     ---------       ----------
                                          150            20.00%        88.00         4.00%     2,030.77         26.00%
                                          146            20.00%        90.41         6.85%     2,030.77         26.00%
                                          142            20.00%        92.96         9.86%     2,030.77         26.00%
                                          138            20.00%        95.65        13.04%     2,030.77         26.00%
                                          134            20.00%        98.51        16.42%     2,030.77         26.00%
  Hypothetical Initial FX Rate --         130            20.00%       101.54        20.00%     2,030.77         26.00%
                                          126            20.00%       104.76        23.81%     2,030.77         26.00%
                                          122            20.00%       108.20        27.87%     2,030.77         26.00%
                                          118            20.00%       111.86        32.20%     2,030.77         26.00%
                                          114            20.00%       115.79        36.84%     2,030.77         26.00%
                                          110            20.00%       120.00        41.82%     2,030.77         26.00%


Use of Proceeds and Hedging........   The net proceeds to be received by the
                                      Company from the sale of the Sony CPS will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Sony CPS. See also "Use of Proceeds" in the accompanying Prospectus.

                                      On the date of this Pricing Supplement,
                                      the Company, through its subsidiaries and others, hedged its anticipated exposure in connection with the Sony CPS by taking positions in Sony Stock and positions in other instruments in connection with such hedging. Such hedging was carried out in a manner designed to minimize any impact on the price of the Sony Stock. Purchase activity could potentially have increased the price of Sony Stock, and therefore effectively have increased the level to which Sony Stock must rise before a holder of a Sony CPS would receive at maturity cash in an amount that is equal to or greater than the principal amount of the Sony CPS. The Company, through its subsidiaries, may modify the hedge position noted above throughout the life of the Sony CPS. Although the Company has no reason to believe that its hedging activity has had or will have a material impact on the price of Sony Stock, there can be no assurance that the Company has not or will not affect such price as a result of its hedging activities.

United States Federal
  Income Taxation..................   The following summary is based on the
                                      advice of Davis Polk & Wardwell, special tax counsel to the Company, ("Tax
                                      Counsel") and is a general discussion of the principal potential U.S. federal income tax consequences to holders who are initial holders of the Sony CPS purchasing the Sony CPS at the Issue Price, and who will hold the Sony CPS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended
                                      (the "Code"). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations currently in effect, changes to any of which subsequent to the date of this Pricing Supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, insurance companies, tax-exempt organizations, dealers in options or securities, or persons who hold a Sony CPS as a part of a hedging transaction, straddle, conversion or other integrated transaction). As the law applicable to the U.S. federal income taxation of instruments such as the Sony
                                      CPS is technical and complex, the
                                      discussion below necessarily represents
                                      only a general summary. Moreover, the
                                      effect of any applicable state, local or foreign tax laws is not discussed.

                                      Pursuant to the terms of the Sony CPS, the Company and every holder of a Sony CPS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Sony CPS for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a contract (the "Forward Contract") that requires the holder of the Sony CPS to pay an amount as described below under "Settlement of the Forward Contract" and entitles the holder to receive a cash amount at maturity as provided above in "Amount Payable at Maturity", and (ii) a deposit with the Company of a fixed amount of cash to secure the Holder's obligation under the Forward Contract (the "Deposit"), which Deposit bears a yield of 6.0% per annum. Furthermore, based on the Company's determination of the relative fair market values of the Components at the time of issuance of the Sony CPS, the Company will allocate 100% of the Issue Price of the Sony CPS to the Deposit and none to the Forward Contract. The Company's allocation of the Issue Price among the Components will be binding on a U.S. Holder of a Sony CPS, unless such U.S. Holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from the Company's. The treatment of the Sony CPS described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Sony CPS or instruments similar to the Sony CPS for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Sony CPS. DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS THAT ARE SIMILAR TO A SONY CPS, TAX COUNSEL IS UNABLE TO RENDER AN OPINION AS TO THE PROPER U.S. FEDERAL INCOME TAX CHARACTERIZATION OF THE SONY CPS. AS A RESULT, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SONY CPS ARE NOT CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR THE COURTS WILL AGREE WITH THE CHARACTERIZATION DESCRIBED ABOVE. ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A SONY CPS (INCLUDING ALTERNATIVE
                                      CHARACTERIZATIONS OF A SONY CPS) AND WITH
                                      RESPECT TO ANY TAX CONSEQUENCES ARISING
                                      UNDER THE LAWS OF ANY STATE, LOCAL OR
                                      FOREIGN TAXING JURISDICTION. UNLESS
                                      OTHERWISE STATED, THE FOLLOWING
                                      DISCUSSIONS ARE BASED ON THE ASSUMPTION
                                      THAT THE TREATMENT AND THE ALLOCATION
                                      DESCRIBED ABOVE ARE ACCEPTED FOR U.S.
                                      FEDERAL INCOME TAX PURPOSES.

                                      U.S. Holders

                                      As used herein, the term "U.S. Holder"
                                      means a beneficial owner of a Sony CPS
                                      that is, for U.S. federal income tax
                                      purposes, (i) a citizen or resident of the U.S., (ii) a corporation created or organized under the laws of the U.S. or any political subdivision thereof, or
                                      (iii) an estate or trust the income of
                                      which is subject to U.S. federal income
                                      taxation regardless of its source.

                                      Tax Treatment of A Sony CPS

                                      Interest on the Deposit. As described
                                      above, the Deposit is treated as bearing a yield of 6.0% per annum, which is greater than the stated interest rate on the Deposit. Accordingly, the Deposit will be subject to the "original issue discount" rules. A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Sony CPS in income in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Additionally, each U.S. Holder, including a taxpayer who otherwise uses the cash method of accounting, will be required to include original issue discount ("OID") on the Deposit in income as it accrues, in accordance with a constant yield method based on a compounding of interest. Such method will generally cause the U.S. Holder to include OID in each accrual period in an amount equal to the product of the adjusted issue price of the Deposit at the beginning of the accrual period and the yield of the Deposit, less the amount of any qualified stated interest allocable to the accrual period. Because the yield on the Deposit is higher than the stated interest rate, the amount of income recognized by the U.S. Holder will generally be more than the stated interest paid to the U.S. Holder and will increase during the term of the Sony CPS.

                                      Tax Basis. Based on the Company's
                                      determination set forth above, the U.S.
                                      Holder's tax basis in the Deposit would
                                      initially be 100% of the Issue Price. The
                                      U.S. Holder's tax basis in the Deposit
                                      will be subsequently increased by OID
                                      accrued with respect thereto.

                                      Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a U.S. Holder receiving cash would, pursuant to the Forward Contract, be deemed to have applied the Deposit (including the amount of OID accrued) toward the exchange for the cash payment at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the U.S. Holder's tax basis in the Deposit.

                                      U.S. Holders should note that while the
                                      accrued but unpaid OID on the Deposit
                                      would be taxable as ordinary income, any gain or loss recognized upon the final settlement of the Forward Contract would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. federal income tax rates with respect to long-term capital gain than with respect to ordinary gain. U.S. Holders should consult their tax advisors with respect to the treatment of capital gain or loss on a Sony CPS.

                                      A U.S. Holder receiving the Equivalent
                                      Share Amount pursuant to the Forward
                                      Contract would be deemed to have applied the Deposit toward the purchase of such Equivalent Share Amount, and such U.S. Holder would not recognize any gain or loss with respect to the Equivalent Share Amount received upon the final settlement of the Forward Contract. A U.S. Holder's tax basis in the Equivalent Share Amount so received would be equal to the U.S. Holder's tax basis in the Deposit allocable thereto. Such U.S. Holder's holding period of the Equivalent Share Amount would start on the day after the Maturity Date.

                                      Sale or Exchange of the Sony CPS. Upon a sale or exchange of a Sony CPS prior to the maturity of the Sony CPS, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder's tax basis in the Sony CPS so sold or exchanged. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder's tax basis in the Sony CPS would generally equal the Holder's tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued interest or OID on the Deposit, which would be taxed as described under "-- Interest on the Deposit" above.

                                      Possible Alternative Tax Treatments of an
                                      Investment in a Sony

                                      CPS

                                      Due to the absence of authorities that
                                      directly address the proper
                                      characterization of the Sony CPS, no
                                      assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Sony CPS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                      The Company will take the position that
                                      the Contingent Payment Regulations do not apply to the Sony CPS. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Sony CPS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the Issue Price, regardless of the U.S. Holder's usual method of accounting for federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Equivalent Share Amount at Maturity). Furthermore, any gain realized with respect to a Sony CPS would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Sony CPS.

                                      Even if the Contingent Payment Regulations do not apply to the Sony CPS, other alternative U.S. federal income characterizations or treatments of the Sony CPS are also possible, which may also affect the timing and the character of the income or loss with respect to the Sony CPS. It is possible, for example, that a Sony CPS could be treated as including a pre-paid forward contract. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Sony CPS.

                                      Proposed Legislation

                                      On February 4, 1998, Representative
                                      Barbara Kennelly released H.R. 3170 (the
                                      "Kennelly Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short term capital gain. It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a Sony CPS. If the Kennelly Bill were to apply to a Sony CPS, the effect on a U.S. Holder of a Sony CPS would be to treat all or a portion of the long term capital gain recognized by such U.S. Holder on sale or maturity of the Sony CPS (or the Equivalent Share Amount received thereon) as short term capital gain, but only to the extent such long term capital gain exceeds the long term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Sony Stock itself on the issue date of the Sony CPS and disposed of the Sony Stock upon disposition of the Sony CPS (or, where the U.S. Holder elects to receive the Equivalent Share Amount, upon disposition of the Equivalent Share Amount). In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or maturity of the Sony CPS (or the Equivalent Share Amount received thereon). As proposed, the Kennelly Bill would be effective for gains recognized after the date of enactment. U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill to the purchase, ownership and disposition of a Sony CPS.

                                      Backup Withholding and Information
                                      Reporting

                                      A U.S. Holder of a Sony CPS may be subject to information reporting and to backup withholding at a rate of 31 percent of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                      Non-U.S. Holders

                                      As used herein, the term "Non-U.S. Holder" means an owner of a Sony CPS that is, for United States federal income tax purposes,
                                      (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary addresses certain U.S. federal income tax consequences to holders who are initial holders of the Sony CPS purchasing the Sony CPS at the Issue Price, and who will hold the Sony CPS as capital assets within the meaning of Section 1221 of the Code. This summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals that have lost United States citizenship or that have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to United States federal income tax. In addition, the following summary does not apply to persons for whom interest or gain on a Sony CPS is effectively connected with a trade or business in the United States.

                                      As described above in "United States
                                      Federal Income Taxation--General," the
                                      Company and every holder of a Sony CPS
                                      agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Sony CPS for all purposes as an investment unit consisting of the Forward Contract and the Deposit.

                                      Subject to the discussion below concerning backup withholding, payments with respect to a Sony CPS (including the delivery of the Equivalent Share Amount) by the Company or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such Sony CPS, should not be subject to United States federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or
                                      Section 881(c) of the Code has been
                                      provided with respect to the beneficial
                                      owner, as discussed below; (iii) such
                                      Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

                                      Sections 871(h) and 881(c) of the Code
                                      require that, in order to obtain the
                                      portfolio interest exemption from
                                      withholding tax, either the beneficial
                                      owner of the Sony CPS, or a securities
                                      clearing organization, bank or other
                                      financial institution that holds
                                      customers' securities in the ordinary
                                      course of its trade or business (a
                                      "Financial Institution") and that is
                                      holding the Sony CPS on behalf of such
                                      beneficial owner, file a statement with
                                      the withholding agent to the effect that the beneficial owner of the Sony CPS is not a United States person. Under United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Sony CPS certifies on Internal Revenue Service Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the Sony CPS on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Non-U.S. Holder (and furnishes the withholding agent with a copy thereof). With respect to Sony CPS held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, for payments with respect to a Sony CPS after December 31, 1999, unless the foreign partnership has entered into a withholding agreement with the Internal Revenue Service, a foreign partnership will be required, in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.

                                      A Sony CPS held by a Non-U.S. Holder at
                                      the time of his death is likely be subject to United States federal estate tax as a result of such individual's death, to the extent of the value of the Forward Contract, if any, unless a relevant estate tax treaty applies.

                                      Possible Alternative Tax Treatments of an
                                      Investment in a Sony

                                      CPS

                                      As described above in "United States
                                      Federal Income Taxation--U.S.
                                      Holders--Possible Alternative Tax
                                      Treatments of an Investment in a Sony
                                      CPS," the IRS may seek to treat the Sony
                                      CPS as a debt instrument subject to the
                                      Contingent Payment Regulations. If such a characterization were successful, the tax consequences to a Non-U.S. Holder of ownership and disposition of a Sony CPS would be the same as those described immediately above. However, if the IRS sought to recharacterize a Sony CPS as a pre-paid forward contract, it is possible that payments of stated interest made with respect to a Sony CPS would be subject to withholding at a rate of 30%, unless a relevant income tax treaty applies. The Company does not currently intend to withhold on payments of stated interest with respect to a Sony CPS, but will do so if required by law. Due to the absence of authorities that directly address instruments that are similar to a Sony CPS, significant aspects of the U.S. federal income tax consequences of an investment in a Sony CPS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization of a Sony CPS as an investment unit consisting of the Forward Contract and the Deposit. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Sony CPS.

                                      Backup Withholding and Information
                                      Reporting

                                      Under current Treasury Regulations, backup withholding at 31% will not apply to payments by the Company made on a Sony CPS if the certifications required by Sections 871(h) or 881(c) are received.

                                      Under current Treasury Regulations,
                                      payments on the sale, exchange or other
                                      disposition of a Sony CPS made to or
                                      through a foreign office of a broker
                                      generally will not be subject to backup
                                      withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or, in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

                                      Non-U.S. Holders of Sony CPS should
                                      consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.


                                                                  ANNEX A

                     OFFICIAL NOTICE OF EXERCISE OF RIGHT TO
                         RECEIVE EQUIVALENT SHARE AMOUNT

          SONY CORPORATION 3% CURRENCY PROTECTED SECURITIES ("CPS(sm)")
                                DUE MAY 17, 2000
                                MEDIUM-TERM NOTES

                                       Dated: [On or prior to the fifteenth
                                         Business Day prior to May 17, 2000]

Morgan Stanley Dean Witter & Co.
1585 Broadway
New York, New York 10036

Morgan Stanley & Co. Incorporated, as
  Calculation Agent
1585 Broadway
New York, New York 10036
Fax No.: (212) 761-0674
(Attn: 5th Fl. Equity Derivatives Trader Support/Syndicates)

Dear Sirs:

     The undersigned holder of the Sony Corporation 3% Currency Protected Securities Due May 17, 2000 of Morgan Stanley Dean Witter & Co. (the "Sony CPS") hereby irrevocably elects to exercise with respect to the number of Sony CPS indicated below, as of the date hereof, provided that such day is prior to the fifteenth Business Day prior to May 17, 2000, the Right to Receive the Equivalent Share Amount as described in Pricing Supplement No. 12 dated May 13, 1998 (the "Pricing Supplement") to the Prospectus Supplement dated March 26, 1998 and the Prospectus dated March 26, 1998 related to Registration Statement No. 333-46935. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon the Company will deliver Sony ADRs, in accordance with the terms of the Sony CPS described in the Pricing Supplement.

                                    Very truly yours,


                                    --------------------------------------------
                                    [Name of Holder]

                                    By:_________________________________________
                                       [Title]


                                    --------------------------------------------
                                    [Fax No.]

                                    $___________________________________________
                                     Number of Sony CPS surrendered for exchange


Receipt of the above Official
Notice of Exchange is hereby acknowledged

MORGAN STANLEY DEAN WITTER & CO., as Issuer

MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent

By MORGAN STANLEY & CO. INCORPORATED, as Calculation Agent

By:_________________________________________________
   Title:

Date and time of acknowledgment ____________________